January 16, 2025

William Westbrook
Chief Executive Officer
Ex-Im America Ltd.
4040 Broadway
San Antonio, TX 78209

       Re: Ex-Im America Ltd.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed December 20, 2024
           File No. 024-12542
Dear William Westbrook:

       We have reviewed your offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Offering Statement on Form 1-A
Offering Circular Summary, page 4

1. Please revise here to describe the current status of your business operations.
       Specifically, revise to clarify whether you have any commercially available products or services, or whether your products or services are still under development. To the extent your products or services are still under development, please revise to provide an anticipated development timeline for these products or services and an estimate of the remaining costs to complete development. Additionally, please revise to clarify whether you have generated any revenue to date. While we note your disclosure on page 11 that you have had "no operations or revenue to date", we also note that the financial statements included in this filing indicate that you have generated small amounts of revenue. Please reconcile this apparent discrepancy. Please make similar revisions to your business and MD&A sections.
 January 16, 2025
Page 2
Dilution, page 8

2. Please expand your disclosure to indicate the date for which the "Book Value Per
       Share Before the Offering" was calculated and the number of shares outstanding used in the calculation.
Business, page 10

3. We note that you have partnered with iTappBox to develop a platform. Please file any material agreements with iTappBox as exhibits to the offering statement. Management's Discussion and Analysis, page 10

4. Please describe your plan of operation for the twelve months following the commencement of the offering. Refer to Item 9(c) of Part II to Form 1-A. Directors, Executive Officers, Promoters and Control Persons, page 11

5. Please ensure you have provided all of the information about your directors, executive officers and significant employees required by Item 10 of Form 1-A, such as the month and year of each person's start date, a column for approximate hours per week for part-time employees and disclosure of any required person's other current employment.
Principal Shareholders, page 13

6. Please revise this section to present the beneficial ownership information required by
       Item 12 of Form 1-A in the required tabular format.
Experts, page 15

7. Please remove the reference to the Company's management team as experts. Index to Financial Statements, page 16

8. We note your "Report of In-House Accounting" on page 17. Please remove this report or tell us, with reference to accounting literature, your basis for including it in your offering circular.
Signatures, page 24

9. Please revise to ensure the language used in your Signatures section is consistent with the language set forth in the Signatures section of Form 1-A.
10. Please revise to ensure your offering statement is signed by your principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of its board of directors or other governing body. See Instruction 1 to
       Signatures of Form 1-A.
Exhibits

11. We note that you have filed your exhibits as image files. Please re-file your exhibits in a text searchable format. See Item 301 of Regulation S-T.
12. Please ensure you file a legal opinion of counsel. See Item 17.12 of Form 1-A.
 January 16, 2025
Page 3

General

13. Please revise to disclose the compensation information required by Item 11 of Form
       1-A for the three highest paid persons who were executive officers or directors.
14. Please revise the information you have provided in response to Items 1, 4 and 6 of your offering statement on Form 1-A to ensure that it is consistent with the information disclosed in your offering circular. In this regard, we note the following:

             The financial statement information provided in response to Item 1 of Form 1-A appears inconsistent with the information disclosed in the financial statements in your offering circular. For example, your Item 1 disclosure states that you have
           Cash and Cash Equivalents of $0.00 for the most recent period contained in this offering statement while the financial statements in your offering circular disclose
           Cash of $87 for the period ended June 30, 2024. Additionally, your
Item 1
           disclosure indicates you have no outstanding common equity while disclosure on page 13 of the offering circular indicates that you have issued 100,000 shares of common stock to each of William Westbrook and Luis Vega. Also, with respect to these issuances, it would appear that they were issued pursuant to an exemption from registration for which Item 6 of Form 1-A disclosure would be required.

             Item 4 of Form 1-A discloses that you are not conducting delayed or continuous offering pursuant to Rule 251(d)(3) of Regulation A, not conducting a best efforts offering and that the portion of the aggregate offering price attributable to securities being offering on behalf of the issuer is $19.729 million. Disclosure in the offering circular appears to indicate that you are conducting a Rule 251(d)(3)
           offering, are conducting a best efforts offering and that total aggregate offering proceeds is $15 million.

       Please revise to reconcile these discrepancies or advise.
15. You appear to be a shell company as defined in Rule 405 under the Securities Act of
       1933 because you have no or nominal operations and assets consisting solely of cash and cash equivalents. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status.
         We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 January 16, 2025
Page 4

       Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology